SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Amendment No. 61

Great Lakes Chemical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

390568 10 3 (CUSIP Number)

September 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 15 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 390568 10 3	13G	PAGE 2 OF 15 PAGES

1.	Name of Reporting Person I.R.S. Identification No. of above person Warren E. Buffett

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 547,700 7. Sole Dispositive Power 0 8. Shared Dispositive Power 547,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 1.08

12.	Type of Reporting Person* IN

CUSIP NO. 390568 10 3	13G	PAGE 3 OF 15 PAGES

1.	Name of Reporting Person I.R.S. Identification No. of above person Berkshire Hathaway Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 547,700 7. Sole Dispositive Power 0 8. Shared Dispositive Power 547,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 1.08

12.	Type of Reporting Person* HC

CUSIP NO. 390568 10 3	13G	PAGE 4 OF 15 PAGES

1.	Name of Reporting Person I.R.S. Identification No. of above person OBH, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 547,700 7. Sole Dispositive Power 0 8. Shared Dispositive Power 547,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 1.08

12.	Type of Reporting Person HC

CUSIP NO. 390568 10 3	13G	PAGE 5 OF 15 PAGES

1.	Name of Reporting Person I.R.S. Identification No. of above person National Indemnity Company

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nebraska Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 547,700 7. Sole Dispositive Power 0 8. Shared Dispositive Power 547,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 1.08

12.	Type of Reporting Person* IC

CUSIP NO. 390568 10 3	13G	PAGE 6 OF 15 PAGES

1.	Name of Reporting Person I.R.S. Identification No. of above person GEICO Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 547,700 7. Sole Dispositive Power 0 8. Shared Dispositive Power 547,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 1.08

12.	Type of Reporting Person HC

CUSIP NO. 390568 10 3	13G	PAGE 7 OF 15 PAGES

1.	Name of Reporting Person I.R.S. Identification No. of above person Government Employees Insurance Company

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 547,700 7. Sole Dispositive Power 0 8. Shared Dispositive Power 547,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,700

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 1.08

12.	Type of Reporting Person IC

Item 1(a).	Name of Issuer: GREAT LAKES CHEMICAL CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 East 96th Street Suite 500 Indianapolis, Indiana 46240

Item 2(a).	Name of Persons Filing:

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:

Warren E. Buffett 1440 Kiewit Plaza Omaha, Nebraska 68131 United States Citizen

Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131 Delaware Corporation

OBH, Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131 Delaware Corporation

National Indemnity Company 3024 Harney Street Omaha, Nebraska 68131 Nebraska Corporation

GEICO Corporation 1 Geico Plaza Washington, DC 20076 Delaware Corporation

Government Employees Insurance Company 1 Geico Plaza Washington, DC 20076 Maryland Corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number: 390568 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☒	Insurance Company as defined in Section 3(a)(19) of the Act.

National Indemnity Company Government Employees Insurance Company

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

GEICO Corporation OBH, Inc. Berkshire Hathaway Inc. Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☒	Group in accordance with Rule 13d-1(b)(1)(ii)(J).

See Exhibit A

Item 4.	Ownership

Warren E. Buffett

(a)	Amount beneficially owned:

547,700

(b)	Percent of Class:

1.08

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote: 547,700

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 547,700

Berkshire Hathaway Inc.

(a)	Amount beneficially owned:

547,700

(b)	Percent of Class:

1.08

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote: 547,700

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 547,700

OBH Inc.

(a)	Amount beneficially owned:

547,700

(b)	Percent of Class:

1.08

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote: 547,700

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 547,700

National Indemnity Company

(a)	Amount beneficially owned:

547,700

(b)	Percent of Class:

1.08

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: 547,700

	(iii)	sole power to dispose or to direct the disposition of: -0-

	(iv)	shared power to dispose or to direct the disposition of: 547,700

GEICO Corporation

(a)	Amount beneficially owned: 547,700

(b)	Percent of Class: 1.08

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: 547,700

	(iii)	sole power to dispose or to direct the disposition of: -0-

	(iv)	shared power to dispose or to direct the disposition of: 547,700

Government Employees Insurance Company

	(a)	Amount beneficially owned: 547,700

	(b)	Percent of Class: 1.08

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: -0-

		(ii)	shared power to vote or to direct the vote: 547,700

		(iii)	sole power to dispose or to direct the disposition of: -0-

		(iv)	shared power to dispose or to direct the disposition of: 547,700

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: See Exhibit A

Item 8.	Identification and Classification of Members of the Group: See Exhibit A

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of October, 2003

By:	/s/ WARREN E. BUFFETT
Warren E. Buffett

BERKSHIRE HATHAWAY INC.		OBH INC.

By:	/s/ WARREN E. BUFFETT	By:	/s/ WARREN E. BUFFETT
	Warren E. Buffett Chairman of the Board		Warren E. Buffett Chairman of the Board

NATIONAL INDEMNITY COMPANY		GEICO CORPORATION

By:	/s/ WARREN E. BUFFETT	By:	/s/ WARREN E. BUFFETT
	Warren E. Buffett		Warren E. Buffett

Chairman of the Board GOVERNMENT EMPLOYEES INSURANCE COMPANY		Chairman of the Board

By:	/s/ WARREN E. BUFFETT
Warren E. Buffett Chairman of the Board

Exhibit A

MEMBERS OF FILING GROUP

PARENT HOLDING COMPANY:

Berkshire Hathaway Inc.

OBH Inc.

GEICO Corporation

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

RELEVANT SUBSIDIARIES THAT ARE INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Government Employees Insurance Company

Exhibit B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Amendment No. 6 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Great Lakes Chemical Corporation.

Dated: October 10, 2003	/s/ WARREN E. BUFFETT
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

Dated: October 10, 2003		/s/ WARREN E. BUFFETT
	By:	Warren E. Buffett
	Title:	Chairman of the Board

OBH, INC.

Dated: October 10, 2003		/s/ WARREN E. BUFFETT
	By:	Warren E. Buffett
	Title:	Chairman of the Board

NATIONAL INDEMNITY COMPANY

Dated: October 10, 2003		/s/ WARREN E. BUFFETT
	By:	Warren E. Buffett
	Title:	Chairman of the Board

GEICO CORPORATION

Dated: October 10, 2003		/s/ WARREN E. BUFFETT
	By:	Warren E. Buffett
	Title:	Chairman of the Board

GOVERNMENT EMPLOYEES INSURANCE COMPANY

Dated: October 10, 2003		/s/ WARREN E. BUFFETT
	By:	Warren E. Buffett
	Title:	Chairman of the Board